

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

Via E-mail
Mr. Andrew N. Langham, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re:** **Commercial Metals Company**
> **Amendment No. 3 to Schedule TO-T**
> **Filed December 27, 2011 by Icahn Capital LP et al.**
> **File No. 005-34607**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed December 27, 2011 by Icahn Capital LP et al.**
> **File No. 001-04304**

Dear Mr. Langham:

We have reviewed your letter dated December 30, 2011 and have the following comments.

1. We note your response to prior comment 1. Your press release dated December 27, 2011 gives the impression that your recent change of intention with respect to your position in the company was the direct result of further meetings with management. At least one national media outlet has further publicized this notion. Please clarify in your next communication that your last meeting with management occurred in September 2011.

2. We note your response to prior comment 4. Your response did not address your disclosure regarding higher bidders. Please qualify any future statements regarding higher bidders with disclosure that there is not now and may never be a higher bidder. Your disclosure should be clear that a tender of shares is an agreement by a security holder to sell shares to you, if the board takes certain actions and the other conditions to the offer are satisfied at expiration, rather than a show of support for a potential auction of the company resulting in a higher price.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions